UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Golden Heaven Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on February 7, 2025 at 9:30 a.m., Eastern Time, in a hybrid-meeting format. In-person participants attended the EGM at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001. Remote participants attended the EGM at www.virtualshareholdermeeting.com/GDHG2025.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	To approve, as an ordinary resolution, that the increase of the Company’s authorised share capital, such that the authorised share capital be increased from US$210,000 divided into: (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each, to US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each (the “Share Capital Increase”).

●	To approve, as a special resolution, that the first sentence in Clause 8 of the currently effective Fourth Amended and Restated Memorandum and Articles of Association of the Company be deleted and replaced with the following:

“The authorised share capital of the Company is US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each…”, and the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Fifth Amended M&A”) be adopted as the new memorandum and articles of association of the Company, in substitution for the Fourth Amended and Restated Memorandum and Articles of Association of the Company then in effect, to reflect the Share Capital Increase.

●	To approve, as a special resolution, the reorganization of the Company’s share capital, to be effected at such time and date (the “Share Consolidation Effective Time”), if at all, to be determined by the Company’s board of directors (the “Board of Directors”) in its sole discretion within one calendar year after the conclusion of the EGM, as follows:

(a) after completion of the Share Capital Increase, the Company’s authorised share capital of US$10,030,000 to be divided into: (i) 2,000,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each, be consolidated at a share consolidation ratio of 5:1, such that the authorised share capital of US$10,030,000 will be divided into: (i) 400,000,000 Class A ordinary shares of par value of US$0.025 each, and (ii) 1,200,000 Class B ordinary shares of par value of US$0.025 each (the Share Consolidation), where:

(i) the then issued Class A ordinary shares and then issued Class B ordinary shares in the capital of the Company, each with a par value of US$0.005 each, at the Share Consolidation Effective Time will be consolidated at a share consolidation ratio of 5:1 so as to become such whole number of Class A ordinary shares and Class B ordinary shares with a par value of US$0.025 each (after rounding, if necessary) as shall result therefrom (collectively, the Consolidated Issued Shares); and

(ii) that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Capital Consolidation in the case of the shares from which it was derived;

(b) at the Share Consolidation Effective Time, the first sentence in Clause 8 of the then effective Fifth Amended M&A be deleted and replaced with the following:

“The authorised share capital of the Company is US$10,030,000 divided into: (i) 400,000,000 Class A Ordinary Shares of par value of US$0.025 each, and (ii) 1,200,000 Class B Ordinary Shares of par value of US$0.025 each…”, and the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Sixth Amended M&A”) be adopted as the new memorandum and articles of association of the Company, in substitution for the Fifth Amended M&A, to reflect the Share Consolidation; and

(c) that the Board be authorised to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Increase and the Share Consolidation, including determining whether to proceed with the Share Consolidation, determining the Share Consolidation Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary filing(s) to reflect the Share Capital Increase and the Share Consolidation (if at all).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: February 10, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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